Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013

•	Revenue including wafer shipments from Wuhan Xinxin was $534.3 million in 3Q13, an increase of 15.8% year over year, and down 1.3% quarter over quarter.

•	Non-GAAP revenue excluding wafer shipments from Wuhan Xinxin was $503.7 million in 3Q13, an increase of 21.7% year over year, and up 0.4% quarter over quarter.

•	Revenues from China-based customers increased to 42.1% of overall revenue in 3Q13, an all-time high, compared to 35.3% in 3Q12 and 40.9% in 2Q13.

•	Gross margin including wafer shipments from Wuhan Xinxin was 21.0% in 3Q13, compared to 27.5% in 3Q12 and 25.0% in 2Q13.

•	Non-GAAP gross margin excluding wafer shipments from Wuhan Xinxin was 22.1% in 3Q13, compared to 30.4% in 3Q12 and 26.7% in 2Q13.

•	Profit attributable to SMIC was $42.5 million in 3Q13, compared to $12.0 million in 3Q12 and $75.4 million in 2Q13.

Set out below is a copy of the full text of the press release by the Company on October 22, 2013, in relation to its unaudited results for the three months ended September 30, 2013.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The Company started to prepare consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) in 2012’s Annual Report. All prior period information has been reclassified to conform to IFRS presentation.

Shanghai, China –October 22, 2013. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended September 30, 2013.

Fourth Quarter 2013 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Excluding wafer shipments from Wuhan Xinxin which SMIC began gradually phasing out in 3Q13, non-GAAP revenue is expected to be flat to down 4.5% quarter over quarter.

•	Revenue including wafer shipments from Wuhan Xinxin is expected to be down 4.5% to down 9% quarter over quarter.

•	Non-GAAP gross margin excluding wafer shipments from Wuhan Xinxin is expected to range from 19.0% to 22.0%.

•	Gross margin including wafer shipments from Wuhan Xinxin is expected to range from 18.5% to 21.5%.

•	Non-GAAP operating expenses excluding the effect of foreign exchange, employee bonus accrual, funding of R&D contracts from the government and gain from the disposal of living quarters are expected to range from $80.0 million to $84.0 million.

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, commented, “SMIC has achieved another good quarter. Revenue excluding Wuhan wafer shipment was $503.7 million in the third quarter of 2013, representing a robust year over year growth of 21.7% and a sequential growth of 0.4%. Total revenue including Wuhan wafer shipments declined 1.3% sequentially as we exit our relationship with Wuhan Xinxin. I’m also pleased that we made $42.5 million in profit attributable to SMIC, which is our sixth consecutive quarter of positive profit.

I am happy to announce that 40nm wafer revenue grew 50.3% sequentially to 15.7% of total wafer revenue. This growth was mainly driven by smartphone related products. Meanwhile, 40nm new tape outs grew significantly in the second half of this year, driven by both consumer and communications products like smartphones, set-top box, IPTV, and tablets. As a result, we are targeting strong growth for 40nm next year.

During the quarter, demand for our differentiated applications continued to be strong, especially in the areas of power management, CIS, and EEPROM. Revenue from our differentiated applications, specifically PMIC, CIS, and EEPROM, grew over 50% year over year in 3Q2013 compared to 3Q2012.

We target another full year of record high revenue in 2013 with sustainable profitability and growth as our priority. Looking into 2014, we aim to outgrow the industry average again. We have a number of exciting opportunities ahead of us. 1) Our 40nm ramp up will continue. 2) Our 28nm technology is coming on line. 3) Our embedded Non-Volatile Memory (e-NVM) is finding wide spread customer acceptance. 4) A number of other differentiated technologies will be rolling out in 2014. And lastly, our new capacity for high-end and mature technology is coming on line. It will be an exciting 2014.”

Conference Call / Webcast Announcement

Date: October 23, 2013
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

China	400-620-8038	(Pass code: SMIC)
Hong Kong	852-2475-0994	(Pass code: SMIC)
Taiwan	886-2-2650-7825(Pass code: SMIC)
United States, New York	1-845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php or http://www.media-server.com/m/p/k3yzasi5.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Fourth Quarter 2013 Guidance” and in the last paragraph of the quote of SMIC’s Chief Executive Officer, as well as the statements regarding future 2013 capital expenditures are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on April 15, 2013, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release measures of operating results that are adjusted to exclude wafer shipments from Wuhan Xinxin Semiconductor Manufacturing Corporation (“Wuhan Xinxin”), which SMIC began gradually phasing out in 3Q13. This earnings release includes non-GAAP revenue, non-GAAP cost of sales and non-GAAP gross margin. It also includes fourth quarter 2013 guidance for non-GAAP revenues and non-GAAP gross margin, which exclude such shipments, and for non-GAAP operating expenses, which is adjusted to exclude the effect of foreign exchange, employee bonus accrual, funding of R&D contracts from the government and gain from the disposal of living quarters. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Company’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Company’s business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis.

Summary of Third Quarter 2013 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	3Q13	2Q13	QoQ	3Q12	YoY
Revenue	534,256	541,302	-1.3%	461,168	15.8%
Cost of sales	(422,274)	(406,075)	4.0%	(334,347)	26.3%

Gross profit	111,982	135,227	-17.2%	126,821	-11.7%
Operating expenses	(63,447)	(56,095)	13.1%	(106,455)	-40.4%

Profit from operations	48,535	79,132	-38.7%	20,366	138.3%
Other expense, net	(4,681)	(3,292)	42.2%	(7,335)	-36.2%

Profit before tax	43,854	75,840	-42.2%	13,031	236.5%
Income tax expenses	(914)	(510)	79.2%	(1,112)	-17.8%

Profit for the period	42,940	75,330	-43.0%	11,919	260.3%
Other comprehensive income:
Exchange differences on translating foreign operations	77	278	-72.3%	258	-70.2%

Total comprehensive income for the period	43,017	75,608	-43.1%	12,177	253.3%

Profit attributable to SMIC	42,491	75,401	-43.6%	11,966	255.1%
Gross margin	21.0%	25.0%	—	27.5%	—
Earnings per ordinary share (basic and diluted)(1)	0.00	0.00	—	0.00	—
Earnings per ADS (basic and diluted)	0.07	0.12	—	0.02	—
Wafers shipped (in 8” equivalent wafers)	653,090	687,651	-5.0%	605,543	7.9%
Capacity utilization(2)	88.2%	98.5%	—	92.0%	—

Note:

(1)	Based on weighted average ordinary shares of 32,084 million (basic) and 32,355 million (diluted) in 3Q13, 32,051million (basic) and 32,312 million (diluted) in 2Q13, and 31,983 million (basic) and 31,993 million (diluted) in 3Q12.

(2)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

•	Revenue decreased to $534.3 million in 3Q13, down 1.3% QoQ from $541.3 million in 2Q13, mainly due to a decrease of revenue generated by shipments from Wuhan Xinxin. The Company began phasing out wafer shipments from Wuhan Xinxin in 3Q13.

•	Non-GAAP revenue excluding wafer shipments from Wuhan Xinxin was $503.7 million in 3Q13, compared to $501.8 million in 2Q13.

•	Cost of sales increased to $422.3 million in 3Q13, up 4.0% QoQ from $406.1 million in 2Q13.

•	Gross profit was $112.0 million in 3Q13, a decrease of 17.2% QoQ from $135.2 million in 2Q13.

•	Gross margin was 21.0% in 3Q13, down from 25.0% in 2Q13 primarily due to lower fab utilization in 3Q13 and product mix change.

•	Non-GAAP gross margin excluding wafer shipments from Wuhan Xinxin was 22.1% in 3Q13, down from 26.7% in 2Q13.

•	Operating expenses increased to $63.4 million in 3Q13, an increase of 13.1% QoQ from $56.1 million in 2Q13, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.

Analysis of Revenue

Revenue Analysis
By Application	3Q13	2Q13	3Q12
Computer	1.8%	1.5%	1.5%
Communications	44.4%	45.6%	46.7%
Consumer	43.9%	45.3%	43.1%
Others	9.9%	7.6%	8.7%
By Service Type	3Q13	2Q13	3Q12

Wafers	93.8%	96.2%	94.9%
Mask making, testing, others	6.2%	3.8%	5.1%
By Customer Type	3Q13	2Q13	3Q12

Fabless semiconductor companies	87.7%	87.7%	86.8%
Integrated device manufacturers (IDM)	5.5%	7.0%	8.8%
System companies and others	6.8%	5.3%	4.4%
By Geography	3Q13	2Q13	3Q12

North America	46.0%	48.3%	55.2%
China(1)	42.1%	40.9%	35.3%
Eurasia(2)	11.9%	10.8%	9.5%
Wafer Revenue Analysis

By Technology (logic, memory only)	3Q13	2Q13	3Q12

40/45 nm	15.7%	10.0%	0.8%
55/65 nm	27.1%	30.9%	34.8%
90 nm	4.7%	4.6%	9.4%
0.13 µm	10.1%	10.5%	11.8%
0.15/0.18 µm	38.4%	40.1%	37.5%
0.25/0.35 µm	4.0%	3.9%	5.7%

Note:
(1) Including Hong Kong, but excluding Taiwan
(2) Excluding China

Capacity*

Fab / (Wafer Size)	3Q13	2Q13
Shanghai Mega Fab (8”)	90,000	90,000
Shanghai 12-inch Fab (12”)	24,750	18,000
Beijing Mega Fab (12”)	81,000	81,000
Tianjin Fab (8”)	36,000	34,500
Total monthly wafer fabrication capacity	231,750	223,500

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

•	Monthly capacity increased to 231,750 8-inch equivalent wafers in 3Q13 from 223,500 8-inch equivalent wafers in 2Q13, primarily due to the expansion of capacity in our Shanghai 12-inch fab.

Shipment and Utilization

8” equivalent wafers	3Q13	2Q13	QoQ	3Q12	YoY
Wafer shipments	653,090	687,651	-5.0%	605,543	7.9%
Utilization rate(1)	88.2%	98.5%	—	92.0%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	3Q13	2Q13	QoQ	3Q12	YoY
Cost of sales	422,274	406,075	4.0%	334,347	26.3%
Depreciation	126,433	107,759	17.3%	93,258	35.6%
Other manufacturing costs	294,374	295,840	-0.5%	240,620	22.3%
Share-based compensation	1,467	2,476	-40.8%	469	212.8%
Gross profit	111,982	135,227	-17.2%	126,821	-11.7%
Gross margin	21.0%	25.0%	—	27.5%	—

•	Cost of sales was $422.3 million in 3Q13, up 4.0% QoQ from $406.1 million in 2Q13.

•	Depreciation within the cost of sales increased to $126.4 million in 3Q13, compared to $107.8 million in 2Q13.

•	Other manufacturing costs within the cost of sales decreased to $294.4 million in 3Q13, compared to $295.8 million in 2Q13.

•	Gross profit was $112.0 million in 3Q13, a decrease of 17.2% QoQ from $135.2 million in 2Q13.

•	Gross margin was 21.0% in 3Q13, down from 25.0% in 2Q13 primarily due to lower fab utilization in 3Q13 and product mix change.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	3Q13	2Q13	QoQ	3Q12	YoY
Operating expenses	63,447	56,095	13.1%	106,455	-40.4%
Research and development	37,564	36,736	2.3%	72,945	-48.5%
General and administrative	24,718	42,636	-42.0%	24,859	-0.6%
Selling and marketing	9,324	9,775	-4.6%	8,178	14.0%
Other operating expense (income)	(8,159)	(33,052)	-75.3%	473	—

•	R&D expenses increased to $37.6 million in 3Q13, compared to $36.7 million in 2Q13. The increase was primarily due to an $6.8 million increase in R&D expenses associated with higher R&D activities from quarter to quarter, partially offset by a $6.0 million increase in funding of R&D contracts from the government, which was $9.0 million in 3Q13, compared to $3.0 million in 2Q13.

•	General and administrative expenses decreased to $24.7 million in 3Q13, down 42.0% QoQ from $42.6 million in 2Q13, mainly due to a decrease of employee bonus accrual in 3Q13.

•	Other operating income was $8.2 million in 3Q13, compared to $33.1 million in 2Q13, and consisted mainly of the gain arising from the disposal of part of the Company-owned living quarters in Shanghai. This 75.3% decrease from 2Q13 was mainly due to a one-time gain recorded in 2Q13 arising from the disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation.

Other Income (expense), Net

Amounts in US$ thousands	3Q13	2Q13	QoQ	3Q12	YoY
Other income (expense), net	(4,681)	(3,292)	42.2%	(7,335)	-36.2%
Interest income	1,394	936	48.9%	1,088	28.1%
Finance costs	(8,673)	(9,080)	-4.5%	(11,150)	-22.2%
Foreign exchange gains or losses	2,404	2,949	-18.5%	1,405	71.1%
Other gains or losses	(357)	1,126	—	537	—
Share of profits of associates	551	777	-29.1%	785	-29.8%

•	The change of other gains or losses was mainly due to a decrease of revenue from our schools as a result of summer vacation.

Depreciation and Amortization

Amounts in US$ thousands	3Q13	2Q13	QoQ	3Q12	YoY
Depreciation and amortization	136,725	135,712	0.7%	143,219	-4.5%

Liquidity

Amounts in US$ thousands	3Q13	2Q13
Cash and bank balances	473,507	262,955
Restricted cash	195,813	214,430
Other financial assets	2,574	2,881
Trade and other receivables	396,108	472,426
Prepaid operating expenses	48,383	57,231
Inventories	289,954	308,328
Assets classified as held-for-sale	210	922
Total current assets	1,406,549	1,319,173
Current tax liabilities	85	143
Other financial liabilities	10	107
Promissory notes	14,895	14,791
Accrued liabilities	105,497	104,678
Deferred government grant	17,833	26,924
Borrowings	548,385	586,425
Trade and other payables	402,827	537,003
Total current liabilities	1,089,532	1,270,071
Cash Ratio	0.4x	0.2x
Quick Ratio	1.0x	0.8x
Current Ratio	1.3x	1.0x

Capital Structure

Amounts in US$ thousands	3Q13	2Q13
Cash and bank balances	473,507	262,955
Restricted cash	195,813	214,430
Current portion of promissory notes	14,895	14,791
Short-term borrowings	548,385	586,425
Long-term borrowings	553,435	474,692
Total debt	1,101,820	1,061,117
Equity	2,559,381	2,403,738
Total debt to equity ratio(1)	43.1%	44.1%

Note:

(1)	Total debt divided by equity, total debt including short-term and long-term borrowings.

Cash and bank balances increased to $473.5 million in 3Q13, up 80.1% QoQ from $263.0 million in 2Q13 primarily because 1) of the receipt of $108.0 million in cash as partial capital contribution for the joint venture company established in Beijing from the other shareholders of the joint venture and 2) the Company drew down some of the bank borrowings during 3Q13.

Cash Flow

Amounts in US$ thousands	3Q13	2Q13
Net cash from operating activities	269,581	108,360
Net cash used in investing activities	(213,133)	(242,559)
Net cash from financing activities	154,045	104,167
Effect of exchange rate changes	59	55
Net change in cash	210,552	(29,977)

Capex Summary

■ Capital expenditures for 3Q13 were $169.3 million.
■ The planned 2013 capital expenditure for our foundry operation is $675 million.
■ The 2013 planned capital expenditure does not account for additional expenditures for the joint venture company in Beijing, which was established in July 2013. The joint venture company will principally engage in, among other things, the testing, development, design, manufacturing, packaging and sale of integrated circuits.

■ In addition, we have budgeted capital expenditures of another $130 million in
2013 for the construction of living quarters for employees as part of the Company’s employee retention program. We plan to either rent out or sell these living quarter units to employees in the future.

Recent Highlights and Announcements

• (2013-10-04)
• SMIC Introduces Its Diversifying Embedded Non-Volatile Memory Platform (2013-09-23)
• SMIC Selected as Constituent of Hang Seng Corporate Sustainability Index Series for Third Consecutive Year (2013-09-11)
• Grant of Options (2013-09-09)
• SMIC Adopts Cadence Digital Flow with Advanced Features for Improving Area, Power and Performance (2013-09-04)
• SMIC’s 2013 Technology Symposiums Kicks Off in Shanghai (2013-09-04)
• Circulars — Letter and Reply Form to New Registered Shareholder — Election of Means of Receipt and Language of Corporate Communication (2013-09-03)
• Circulars — Notification Letter and Request Form to Non-registered Holders (2013-09-03)
• Circulars — Notification Letter and Change Request Form to Registered Holders (2013-09-03)
• Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2013 (2013-08-26)
• (2013-08-14)
• List of Directors and Their Roles and Functions (2013-08-08)
• Appointment of Independent Non-executive Director (2013-08-08)
• SMIC Reports Unaudited Results for the Three Months Ended June 30, 2013 (2013-08-08)
• Notification of Board Meeting (2013-07-19)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	September 30, 2013	June 30, 2013
	(Unaudited)	(Unaudited)
Revenue	534,256	541,302
Cost of sales	(422,274)	(406,075)

Gross profit	111,982	135,227
Research and development	(37,564)	(36,736)
General and administration expenses	(24,718)	(42,636)
Sales and marketing expenses	(9,324)	(9,775)
Other operating income	8,159	33,052
Profit from operation	48,535	79,132
Other expense, net	(4,681)	(3,292)
Profit before tax	43,854	75,840
Income tax expense	(914)	(510)

Profit for the period	42,940	75,330

Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	77	278

Total comprehensive income for the period	43,017	75,608

Profit for the period attributable to:
Owners of the Company	42,491	75,401
Non-controlling interests	449	(71)

	42,940	75,330

Total comprehensive income for the period attributable to:
Owners of the Company	42,568	75,679
Non-controlling interests	449	(71)

	43,017	75,608

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders, basic and diluted	0.07	0.12
Shares used in calculating basic earnings per share	32,083,651,959	32,051,257,487
Shares used in calculating diluted earnings per share	32,354,552,218	32,311,620,628

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures(1)
Non-GAAP revenue	503,669	501,844
Non-GAAP cost of sales	(392,407)	(367,610)
Non-GAAP gross margin	22.1%	26.7%

Note:

(1)	SMIC defines non-GAAP revenue, non-GAAP cost of sales and non-GAAP gross margin, which are non-GAAP financial measures, as revenue, cost of sales and gross margin, in each case excluding wafer shipments from Wuhan Xinxin. SMIC reviews non-GAAP financial measures together with revenue, cost of sales and gross margin to understand, manage and evaluate its business and make financial and operational decisions. The Company also believe it is useful supplemental information for investors and analysts to assess its operating performance without the effect of wafer shipments from Wuhan Xinxin, which were not output through its production capacity. SMIC announced in March 2013 that it had ceased to manage and operate the 300mm wafer fab in Wuhan owned by Wuhan Xinxin, and began gradually phasing out wafer shipments from Wuhan Xinxin in 3Q13. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they does not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to revenue, cost of sales and gross margin prepared in accordance with IFRS.

The following table sets forth the reconciliation of each of non-GAAP revenue, non-GAAP cost of sales and non-GAAP gross margin to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	September 30, 2013	June 30, 2013	September 30, 2012
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	534,256	541,302	461,168
Revenue from Wuhan Xinxin	(30,587)	(39,458)	(47,391)

Non-GAAP revenue	503,669	501,844	413,777

Cost of sales	(422,274)	(406,075)	(334,347)
Cost of sales of Wuhan Xinxin	29,867	38,465	46,204

Non-GAAP cost of sales	(392,407)	(367,610)	(288,143)

Gross margin	21.0%	25.0%	27.5%

Non-GAAP gross margin	22.1%	26.7%	30.4%

As of
	September 30, 2013	June 30, 2013
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	2,558,563	2,523,893
Prepaid land use right	123,974	124,818
Intangible assets	227,380	228,898
Investments in associates	23,758	23,189
Deferred tax assets	43,889	43,802
Other assets	36,969	37,926

Total non-current assets	3,014,533	2,982,526

Current assets
Inventories	289,954	308,328
Prepaid operating expenses	48,383	57,231
Trade and other receivables	396,108	472,426
Other financial assets	2,574	2,881
Restricted cash	195,813	214,430
Cash and bank balances	473,507	262,955

	1,406,339	1,318,251
Assets classified as held-for-sale	210	922

Total current assets	1,406,549	1,319,173

TOTAL ASSETS	4,421,082	4,301,699

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 32,088,989,727 and 32,075,631,400 shares issued and outstanding at September 30, 2013 and June 30, 2013, respectively	12,836	12,830
Share premium	4,088,854	4,088,071
Reserves	56,993	53,079
Accumulated deficit	(1,708,540)	(1,751,031)

Equity attributable to owners of the Company	2,450,143	2,402,949
Non-controlling interests	109,238	789

Total equity	2,559,381	2,403,738

Non-current liabilities
Borrowings	553,435	474,692
Deferred tax liabilities	207	257
Deferred government grant	213,098	147,952
Long-term financial liabilities	5,429	4,989
Total non-current liabilities	772,169	627,890

Current liabilities
Trade and other payables	402,827	537,003
Borrowings	548,385	586,425
Deferred government grant(1)	17,833	26,924
Accrued liabilities	105,497	104,678
Promissory notes	14,895	14,791
Other financial liabilities	10	107
Current tax liabilities	85	143
Total current liabilities	1,089,532	1,270,071

Total liabilities	1,861,701	1,897,961

TOTAL EQUITY AND LIABILITIES	4,421,082	4,301,699

Note:

(1)	The Company made a reclassification of part of non-current deferred government grant to current liability as of June 30, 2013.

	For the three months ended
	September 30, 2013	June 30, 2013
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	42,940	75,330
Depreciation and amortization	136,725	135,712
Share of profits of associates	(551)	(777)
Changes in working capital and others	90,467	(101,905)

Net cash from operating activities	269,581	108,360

Cash flow from investing activities:
Payments for property, plant and equipment	(255,561)	(188,008)
Payments for intangible assets	(9,414)	(14,914)
Payments for land use right	—	(61,391)
Proceeds from disposal of property, plant and equipment and intangible assets	15,140	7,553
Changes in restricted cash relating to investing activities	7,305	(12,721)
Payments to acquire financial assets	(5,225)	(2,852)
Proceeds on sale of financial assets	5,518	1,215
Proceeds from disposal of subsidiary	29,104	28,639
Others	—	(80)
Net cash used in investing activities	(213,133)	(242,559)

Cash flow from financing activities:
Proceeds from borrowings	434,170	306,939
Repayment of borrowings	(388,671)	(189,323)
Repayment of promissory notes	—	(15,000)
Proceeds from exercise of employee stock options	546	1,551
Proceeds from non-controlling interests	108,000	—
Net cash from financing activities	154,045	104,167

Effects of exchange rate changes on the balance of cash held in foreign currencies	59	55

Net increase (decrease) in cash and bank balances	210,552	(29,977)
Cash and bank balances, beginning of period	262,955	292,932
Cash and bank balances, end of period	473,507	262,955

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang

Non-executive Directors
Chen Shanzhi (Li Yong Hua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
October 22, 2013

• For identification only